SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2012

CAMELOT INFORMATION SYSTEMS INC.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +(86-10) 5810-0888

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓          Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                       No  ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

This Form 6-K consists of:

A press release announcing formation of Camelot Financial Information Technology Services Co., Ltd. by Camelot Information Systems Inc. (the “Registrant”), made by the Registrant on March 23, 2012.

Company Contacts:
Camelot Information Systems Inc.
Mr. Franklin King, Interim Chief Financial Officer
Tel: +86 (10) 8201 9008
E-mail: investors@camelotchina.com

Ms. Jojo Guo, Investor Relations Manager
Tel: +1 (646) 371-6533
E-mail: investors@camelotchina.com

Investor Relations Contacts:
CCG Investor Relations
Mr. Crocker Coulson, President
Tel: +1 (646) 213-1915
E-mail: crocker.coulson@ccgir.com

Mr. John Harmon, CFA, Sr. Acct. Mgr.
Tel: +86 (10) 8573 1014 (Beijing)
E-mail: john.harmon@ccgir.com

For Immediate Release:
Camelot Information Systems Announces Formation of Camelot Financial Information Technology Services Co., Ltd. (“CFITS”)

•	Subsidiary Will Sharpen Focus on Clients, Technology and Markets in the BFSI Sector

BEIJING, March 23, 2012 -- Camelot Information Systems Inc. (“Camelot” or the “Company”) (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry information technology services in China, today announced the formation of a new, wholly owned subsidiary with the goal of sharpening the Company’s focus on clients, technology and markets, in the BFSI (banking, financial services, and insurance) sector.

Camelot launched the new subsidiary, named Camelot Financial Information Technology Services Co., Ltd., which will consolidate the Company’s FIS resources and will integrate the teams from the Company’s existing FIS business line and from previously acquired companies.  This new subsidiary will become a cohesive, integrated unit within Camelot with its sole focus on clients, technology, and markets in the BFSI sector.

Mr. Yuhui Wang, an IT services industry veteran with more than 20 years’ experience, was named Chief Executive Officer of CFITS. Mr. Wang stated, “It is an honor for us to take part in this new venture, and we are dedicated to embrace the opportunity to develop a broader platform.” Previously, Mr. Wang was the founder and Chief Executive Officer of Agree Technology Co., Ltd (“Agree”) from its inception in 1997 through its acquisition by Camelot in July 2009, after which he joined Camelot.  Before founding Agree, he worked for several years as a senior manager in network operations development. Mr. Wang earned a bachelor’s degree from Beijing Union University.

Mr. Simon Ma, Camelot’s Chairman and Chief Executive Officer commented, “We believe the formation of CFITS marks an important strategic direction for us. We expect the subsidiary to benefit shareholders through improved execution within this key, growing sector and to benefit employees by providing them with the resources via a streamlined, focused entity that they need for success. ”

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China as measured by 2010 revenue and by the number of SAP consultants as of December 31, 2010. Camelot also ranked as number-one in the banking testing market in 2010, according to IDC.  Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education.

SAFE HARBOR

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, the Company’s ability to attract and retain skilled professionals, the market of IT services in China, the wages of IT professionals, the Company’s ability to serve, retain, and attract customers. Further information regarding these and other risks is included in Camelot’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camelot Information Systems Inc.

By:	/s/ Yiming MA
Name:	Yiming MA
Title:	Chief Executive Officer

Date: March 23, 2012